

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2016

Jeffrey S. Niew
President and Chief Executive Officer
Knowles Corporation
1151 Maplewood Drive
Itasca, Illinois 60143

  Re: Knowles Corporation
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 19, 2016
     Form 10-Q for the Quarter Ended March 31, 2016
     Filed May 5, 2016
     File No. 1-36102

Dear Mr. Niew:

  We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2016

Notes to the Financial Statements

2. Discontinued Operations, page 6

1. On page 4 of your Form 10-K for the year ended December 31, 2015, you disclose that speaker and receiver product line assets included in MCE assets represented $441.1 million and $692.6 million of total Company assets as of December 31, 2015 and 2014, respectively. In addition, the goodwill attributable to the MCE segment is included in the speaker and receiver product line assets and as of December 31, 2015 and 2014 represented $328.6 million and $365.5 million, respectively. However, we note that at March 31, 2016 you only reclassified assets of $57.3 million as discontinued operations. Explain to us why you did not allocate any goodwill to the discontinued operations and how you complied with the guidance in ASC 350-20-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding the comment on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications